EXHIBIT 99.1

FUXING CHINA GROUP LIMITED

(Company Registration No: 38973)

(Incorporated in Bermuda)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting (“SGM” or the “Meeting”) of Fuxing China Group Limited (the “Company”) will be convened and held at Level 4, Training Room 4-2, 60 Cecil Street, ISCA House, Singapore 049709 on Thursday, 31 July 2025 at 11.00 a.m. (Singapore Time) for the purposes of considering and, if thought fit, passing with or without modifications, the following resolution:

“AS ORDINARY RESOLUTION

THE PROPOSED DISPOSAL OF AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

THAT:-

(i)	the Company’s proposed disposal of the entire equity interest held by the Company’s wholly- owned subsidiary, Jade Star Group Holdings Limited, in Jinjiang Jianxin Weaving Co., Ltd., (the “Proposed Disposal”) be and is hereby approved; and

(ii)	the Directors of the Company and each of them be and is hereby authorised to complete and do all such acts and things (including, without limitation, executing all such agreements and documents as may be required and furnishing all such information and taking any and all action and execute and file any and all documents and agreements as may be required) as they may in their absolute discretion consider expedient or necessary or in the interests of the Company to give effect to the Proposed Disposal and this Ordinary Resolution.”

BY ORDER OF THE BOARD

Chua Kern Company Secretary

Singapore, 16 July 2025

Notes:

1.	Members will be able to vote at the SGM in person, or by appointing proxy(ies) to vote on their behalf. A member can appoint the Chairman of the SGM as his/her/its proxy but this is not mandatory. A proxy need not be a member of the Company.

2.	If a Depositor (who is not an individual) whose name appears in the Depository Register (as defined in Section 81SF of the Securities and Futures Act 2001 of Singapore) wishes to attend and vote at the SGM, then he/she/it should complete the Proxy Form and deposit the duly completed Proxy Form at the Company’s Singapore Share Transfer Agent at Boardroom Corporate & Advisory Services Pte. Ltd. at 1 Harbourfront Avenue, Keppel Bay Tower #14-07, Singapore 098632 by 11.00 a.m. on Monday, 28 July 2025 (being not less than seventy-two (72) hours before the time appointed for holding the SGM).

3.	If the Depositor is a corporation, the instrument appointing a proxy must be executed under its seal or the hand of its duly authorised officer or attorney.

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4.

The SGM will be held in a wholly physical format at Level 4, Training Room 4-2, 60 Cecil Street, ISCA House, Singapore 049709 on Thursday, 31 July 2025 at 11.00 a.m. (Singapore Time). There will be no option to participate virtually.

Members may participate in the SGM by:

(a)	attending the SGM in person;
(b)	submitting questions to the Chairman of the SGM in advance of, or at, the SGM; and/or
(c)	voting at the SGM (i) themselves; or (ii) through duly appointed proxy(ies).

Printed copies of the Notice of SGM, the accompanying Proxy Form and the Request Form will be sent by post to members and published on the SGXNet at https://www.sgx.com/securities/company-announcements.

The Circular (including the Notice of SGM, the accompanying Proxy Form and Request Form) will be published on the SGXNet at the URL https://www.sgx.com/securities/company-announcements. Printed copies of the Circular will not be sent to members of the Company unless requested for by a member submitting a request by email to oilinfxcg@gmail.com by 24 July 2025. The following information must be provided:–

(i)	the member’s full name;
(ii)	the member’s address; and
(iii)	the manner in which the shares are held.

A printed copy of the Circular will then be sent to the address specified by the member.

Details of the steps for registration, submission of questions and voting at the SGM by members are set out below:

A.	Attend in person at the SGM

Members and (where applicable) duly appointed proxies can attend the SGM in person. They will first need to register personally at the registration counter(s) outside the SGM venue on the day of the event, and should bring along their NRIC/passport to enable the Company to verify their identity for entry to the physical meeting.

Registration will commence at 10.30 a.m. (Singapore Time). Members are advised not to attend the SGM if they are feeling unwell.

B.	Submit questions in advance of, or at, the SGM

Members, including Supplementary Retirement Scheme Investors (“SRS Investors”), can submit substantial and relevant questions related to the resolution to be tabled at the SGM in advance of, or at, the SGM.

Submitting questions in advance of the SGM. Members including, SRS Investors, may submit substantial and relevant questions related to the resolution to be tabled at the SGM to the Chairman of the SGM, in advance of the SGM, in the following manner:

• Via email. Members may submit their questions via email to oilinfxcg@gmail.com.

When submitting questions via email, members should provide the Company with the following details to enable the Company to verify their status as shareholders:

(i)	the member’s full name (as per CDP records);
(ii)	the last four alphanumeric characters of the member’s NRIC/FIN/Passport No./UEN;
(iii)	the member’s address; and
(iv)	the manner in which the member holds his/her/its shares in the Company (e.g., CDP).

Deadline for submitting questions in advance of the SGM. All questions submitted in advance of the SGM via email must be received by the Company by 11.00 a.m. on Thursday, 24 July 2025.

Asking questions at the SGM. Members and (where applicable) duly appointed proxies may also ask substantial and relevant questions related to the resolution to be tabled for approval at the SGM, at the SGM itself.

Addressing questions. The Company will address all substantial and relevant questions received from members by publishing its responses to such questions by 11.00 a.m. on Saturday, 26 July 2025 on the SGX website prior to the SGM.

The Company will address any subsequent clarifications sought, or substantial and relevant follow-up questions (which are related to the resolution to be tabled for approval at the SGM) received after the 24 July 2025 submission deadline which have not already been addressed prior to the SGM, as well as those substantial and relevant questions received at the SGM, at the SGM itself. Where substantially similar questions are received, the Company will consolidate such questions and consequently not all questions may be individually addressed.

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Minutes of SGM. The Company will publish the minutes of the SGM on the SGX website, and the minutes will include the responses to substantial and relevant questions and clarifications from members (if any) which are addressed during the SGM within one (1) month after the date of the SGM.

C.

Vote in person, or appoint proxy(ies) to vote, at the SGM

Members can vote at the SGM themselves or through duly appointed proxy(ies). Please refer to paragraph A above regarding registration in person at the SGM venue.

Members who wish to appoint a proxy(ies) must submit an instrument appointing a proxy(ies).

Submission of instruments appointing a proxy(ies). The instrument appointing a proxy(ies) must be submitted to the Company in the following manner:

•	if submitted by post, be deposited at the Company’s Singapore Share Transfer Agent, Boardroom Corporate & Advisory Services Pte. Ltd. at 1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore 098632; or

•	if submitted by email, to oilinfxcg@gmail.com,

in either case, by 11.00 a.m. on Monday, 28 July 2025 (being not less than seventy-two (72) hours before the time appointed for holding the SGM) (or at any adjournment thereof) and in default the instrument of proxy shall not be treated as valid.

A member who wishes to submit an instrument appointing a proxy(ies) can either use the printed copy of the Proxy Form which is sent to him/her/it by post, and complete and sign the Proxy Form, before submitting it by post to the address provided above, or before scanning and submitting it by email to the email address provided above.

If a member wishes to appoint the Chairman of the SGM as proxy, such member (whether individual or corporate) must give specific instructions as to voting for, voting against, or abstentions from voting on, each resolution in the instrument appointing the Chairman of the SGM as proxy. If there is no specific instruction as to voting or abstentions from voting in respect of a resolution in the form of proxy, the appointment of the Chairman of the SGM as proxy for that resolution will be treated as invalid.

Where a member appoints proxy(ies), he/she/it may give specific instructions as to voting, or abstentions from voting, in respect of the resolution in the Proxy Form, failing which the proxy(ies) will vote or abstain from voting at his/her/its discretion, as he/she/it may on any other matter arising at the SGM.

Deemed revocation of proxy appointment if member attends the SGM in person. Completion and submission of the instrument appointing a proxy(ies) by a member will not prevent him/her from attending, speaking and voting at the SGM if he/she so wishes. The appointment of a proxy(ies) for the SGM shall be deemed to be revoked if the member attends the SGM in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under the relevant instrument appointing a proxy(ies), to the SGM.

Please refer to the detailed instructions set out in the Proxy Form.

Personal data privacy statement:

By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the SGM and/or any adjournment thereof, a member/Depositor of the Company (i) consents to the collection, use and disclosure of the member’s/ Depositor’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the SGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the SGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the member/Depositor discloses the personal data of the member’s/Depositor’s proxy(ies) and/ or representative(s) to the Company (or its agents), the member/Depositor has obtained the prior consent of such proxy(ies) and/ or representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the member/Depositor will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the member’s/Depositor’s breach of warranty.

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